DAVID R. EARHART

469.320.6041

DEARHART@GRAYREED.COM

July 17, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-4628

Attention:                                         H. Roger Schwall, Assistant Director

Re:                             Cubic Energy, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed June 27, 2014

File No. 333-193298

Ladies and Gentlemen:

On behalf of Cubic Energy, Inc. (the “Company”), we are responding to the Staff’s comment contained in the Staff’s letter dated July 7, 2014 relating to the referenced filing.  Our response is set forth below the Staff’s comments.

Amendment No. 4 to Registration Statement on Form S-1

Executive Compensation, page 52

Comment 1:  Please provide the information required by Item 402 of Regulation S-K for your fiscal year ended June 30, 2014.  For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretations, Question 117.05.

The referenced disclosure has been revised as requested.  The Company has also updated certain other information in the filing.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (469) 320-6041.

Sincerely,

/s/ David R. Earhart

David R. Earhart

cc:                    Karina V. Dorin (Staff)

Laura Nicholson (Staff)

Jon S. Ross (Company)

Scott M. Pinsonnault (Company)